March 26, 2026

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TJGC Group Limited
Registration Statement on Form F-1, as amended
Initially Filed on March 12, 2026
File No. 333-294243
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Eddid Securities USA Inc., as placement agent for the proposed public offering on a best-efforts basis of ordinary shares of TJGC Group Limited, hereby joins in the request of TJGC Group Limited for acceleration of the effective date of the above-referenced registration statement on Form F-1, as amended (the “Registration Statement”), so that it becomes effective as of 4:30 p.m., Eastern Time, on March 30, 2026, or as soon thereafter as practicable.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Eddid Securities USA Inc.

By:	/s/ Tom Li
	Name:	Tom Li
	Title:	Chief Executive Officer